Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Caterpillar, Inc. (CAT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Caterpillar, Inc. (CAT)
Vote Yes: Item #4 – Paris Aligned Goals

Annual Meeting: June 8, 2022

CONTACT: Daniel Stewart | dstewart@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Caterpillar issue a report within a year, and annually thereafter, at reasonable expense and excluding confidential information, disclosing interim and long term greenhouse gas targets aligned with the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius, and progress made in achieving them. This reporting should cover the Company’s full scope of operational and product emissions.

SUPPORTING STATEMENT: Proponents suggest, at Company discretion, the report further describe:

•	Caterpillar’s climate transition plan for achieving its GHG reduction goals, including aligned capital allocation where relevant;

•	A rationale for any decision not to set targets aligned with the Paris Agreement’s 1.5 degree goal;

•	Other information deemed appropriate.

SUMMARY

The Climate Action 100+ initiative (CA100+), a coalition of more than 700 investors with over $68 trillion in assets,1 has called for enhanced disclosure and accelerated corporate action on the climate crisis. The CA100+ launched a Net Zero Company Benchmark in 2020 to help investors assess and compare company progress on climate. The Benchmark calls on the largest carbon-emitting companies globally, including Caterpillar, to make disclosures and meet criteria demonstrating that companies are transitioning their enterprises in alignment with the Paris Agreement’s 1.5°C goal.2

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1 https://www.climateaction100.org/

2 https://www.climateaction100.org/wp-content/uploads/2020/12/Net-Zero-Benchmark-Indicators-12.15.20.pdf

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2022 Proxy Memo Caterpillar, Inc. | Paris Aligned Goals

Caterpillar’s business model remains focused on carbon-intensive fossil fuels and products. Shareowners concerned with preventing the systemic risks associated with a rapidly warming planet seek to understand if and how Caterpillar intends to reduce the substantial contribution to climate change from its Scope 1, 2, and 3 emissions in alignment with the Paris Agreement’s 1.5°C goal. Investors are further concerned that the Company’s failure to fully account for material Scope 3 emissions and set a net zero target will lead to ill-informed strategic investment decisions that can leave the Company vulnerable to climate transition risk, limit the company’s progress on reducing emissions rapidly and cost-effectively, and lock in large sources of emissions for decades to come.

Given the impact of climate change on the economy, the environment, and human systems, and the short amount of time in which to address it, Caterpillar has a clear responsibility to its investors to measure and disclose its full range of emissions and account for how it plans to reduce its ongoing climate contributions. Last year a similar Proposal at Caterpillar received a 48% vote in support, demonstrating strong shareholder support for the Company to act expeditiously to set net zero climate goals. Caterpillar has not yet acted in accordance with shareholders’ vote. Caterpillar’s failure to set a net zero target that covers its Scope 3 emissions demonstrates a lack of adherence to its investors’ clear expectations.3 We urge a Yes vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Caterpillar does not provide shareholders with sufficient information on whether or how it will align climate-related disclosures and targets with the goals of the Paris Agreement.

2.	Caterpillar’s GHG emissions and lack of comprehensive plan to reduce these emissions across its value chain increase risk to Caterpillar, to the global climate, and to investor portfolios.

3.	Caterpillar is falling behind peers in addressing the impact of its emissions.

DISCUSSION

1.	Caterpillar does not provide shareholders with sufficient information of whether or how it will align climate-related disclosures and targets with the goals of the Paris Agreement.

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest. The CA100+ Net Zero Benchmark calls on all companies, including Caterpillar, to set and disclose an ambition to achieve net zero GHG emissions by 2050 or sooner, that includes Scope 1, 2, and importantly, Scope 3 emissions, and provide a transparent plan for achieving such a goal.

Currently Caterpillar has no net zero commitment; it has only set a goal for a 30% reduction in GHG emissions for Scope 1 and 2 by 2030.4 This level of ambition falls short of the 50% emissions reductions by 2030 needed to meet a Paris-aligned 1.5°C emissions reduction pathway. Furthermore, it is imperative for Caterpillar to incorporate its full Scope 3 value-chain emissions into such targets to ensure large material sources of emissions, such as those from customer use of its products, are included.

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3 https://www.asyousow.org/resolutions/2021/01/01/caterpillar-climate-change-risks

4 https://reports.caterpillar.com/sr/2030-goals/

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2022 Proxy Memo Caterpillar, Inc. | Paris Aligned Goals

Caterpillar is one of the few major emitters that does not currently disclose its Scope 3 emissions. This is concerning as this segment of emissions likely makes up the majority of the Company’s carbon footprint, exposing it to significant climate risk. MSCI estimates that for the industrials sector, the ‘Use of Sold Products’ category makes up the majority of Scope 3 emissions.5 From disclosures of over 8,000 companies, CDP estimates that upstream Scope 3 emissions, on average, were 7.7 times greater than those produced through direct operations.6 Deere & Company, a close peer, disclosed that Scope 3 emissions made up 99% of its total emissions, with the ‘Use of Sold Products’ Scope 3 category making up 92%.7

The Science Based Targets initiative (SBTi) is widely considered the global gold standard of science-aligned target setting. Over 2,600 businesses and financial institutions are currently committed to or working to be validated through the organization.8 SBTi’s Net Zero Standard states that, if Scope 3 emissions make up 40 percent or more of a company’s total emissions, they must be incorporated into company reduction targets.9 Similarly, the CA100+ Benchmark requires Scope 3 emission incorporation into net zero targets.

By not measuring and disclosing Scope 3 emissions, not setting a net zero emissions by 2050 target, and not including Scope 3 emissions in interim and long-term emission reduction goals, Caterpillar’s climate policies cannot be considered aligned with the goals of the Paris Agreement. Given the Company’s lack of disclosure on its net zero transition plans, investors are not provided critical detail to inform financial decisions.

2.	Caterpillar’s GHG emissions and lack of comprehensive plan to reduce these emissions across its value chain increase risk to Caterpillar, to the global climate, and to investor portfolios.

Caterpillar, one of the largest carbon-emitting companies globally, is on the focus list of the CA100+ initiative. It is a leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives.10 The vast majority of the equipment Caterpillar manufactures runs on the combustion of fossil fuels. Currently, Caterpillar has no comprehensive transition plan for its products, or a business strategy, that addresses the likely disruptions that will be caused by the global transition to 1.5oC.

Investors are concerned that if Caterpillar does not fully measure and disclose its material Scope 3 emissions, and incorporate such emissions into reduction targets, its strategic and investment decisions will not fully reflect its total climate risk. This will lead to business decisions that could lock-in large sources of emissions for decades, limiting the Company’s progress in reducing emissions.

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5 https://www.msci.com/www/blog-posts/scope-3-carbon-emissions-seeing/02092372761

6 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/005/554/original/CDP_SC_Report_2020.pdf?1614160765 p.14

7 https://www.deere.com/assets/pdfs/common/our-company/sustainability/sustainability-report-2021.pdf p.33

8 https://sciencebasedtargets.org/companies-taking-action

9 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard.pdf, p.40

10 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000018230/378a4273-6a06-45c7-93af-f22f71e2ea89.pdf p. 1

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2022 Proxy Memo Caterpillar, Inc. | Paris Aligned Goals

Furthermore, the U.S. Securities and Exchange Commission recently released a proposed rule to enhance and standardize climate-related disclosures for investors. The rule would require companies to disclose information about their greenhouse gas emissions, including material Scope 3 emissions, highlighting the need for Caterpillar get ahead of such requirement and catch up with peers.11

Shareholders ask Caterpillar to take responsibility for the full climate risk and impacts of its business units and transparently disclose plans for alignment with the Paris Climate Agreement.

3.	Caterpillar is falling behind peers in addressing the impact of its emissions.

Ten of the thirteen companies assessed in the “Other Industrials” category by CA100+ -- Cummins, Daikin Industries, General Electric, Hitachi, Hon Hai, Koninklijke Philips, Orica, Saint Gobain, Siemens, and Trane Technologies -- have set a net zero emissions target to be achieved by 2050 or sooner.12 Of those companies, Daikin and General Electric have explicitly included their Scope 3 emissions within their net zero targets.13 Last year, GE supported a similar proposal to this asking for clarity on the Company’s plans for a net zero goal inclusive of Scope 3 emissions. At the annual general meeting, the proposal received a 98% vote in support,14 and soon after GE announced it would include product emissions in its net zero emissions by 2050 goal.15

Six of Caterpillar’s CA100+ peer companies have committed to the SBTi. Cummins, Hitachi, Saint Gobain, Trane Technologies, and Siemens all have targets set for Scope 1, 2, and 3 emissions; and Hon Hai has committed to setting targets with the initiative.16 Deere & Company also recently committed to set targets with the SBTi after productive engagement with investors in 2021. In the near term, Deere has committed to reducing its Scope 1 and 2 emissions 50% and its Scope 3 emissions 30% by 2030.17

Caterpillar has stated it will not announce a decision to investors on whether or not it plans to set a net zero target until it releases its 2023 Sustainability report. With this response, Caterpillar’s leadership expects its ownership to wait for an answer on whether or not it will appropriately address its climate risk, falling increasingly far behind peers’ ambitions. Proponents believe it is vital for shareowners to emphasize, again, the importance of Caterpillar taking climate action in alignment with the CA100+ benchmark criteria.

The industrials and machinery sectors are advancing to better account for climate impacts. Caterpillar must follow peers in taking responsibility for its climate impact and growing risk, and set a net zero emissions goal inclusive of all emissions, including Scope 3.

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11 https://www.sec.gov/news/press-release/2022-46

12 https://www.climateaction100.org/whos-involved/companies/?search_companies&company_sector=other-industrials

13 https://www.climateaction100.org/whos-involved/companies/?search_companies&company_sector=other-industrials

14 https://www.asyousow.org/press-releases/2021/5/4/shareholders-want-ge-take-climate-action

15 https://www.climateaction100.org/news/ge-sets-ambitious-goal-of-reaching-net-zero-across-scopes-1-2-and-3-by-2050/

16 https://sciencebasedtargets.org/companies-taking-action#table

17 https://www.deere.com/assets/pdfs/common/our-company/sustainability/sustainability-report-2021.pdf p.32-33

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2022 Proxy Memo Caterpillar, Inc. | Paris Aligned Goals

RESPONSE TO CATERPILLAR BOARD OF DIRECTORS’ STATEMENT IN SUPPORT

Investors welcome the Board’s recommendation to support this proposal. However, shareholders are concerned that the Company’s lack of responsive action does not fulfill the Proposal’s key objectives.

In its response, Caterpillar states, “In 2021, we also further emphasized our commitment to reducing product-related emissions by disclosing an additional new goal that 100% of our new products through 2030 will be more sustainable than the previous generation.” This statement highlights the lack of clarity provided on Caterpillar’s strategy in relation to its product-related emissions. The Company provides no methodology for how it will measure and benchmark new products as being ‘more sustainable.’ Caterpillar lists possibilities to decarbonize its products emissions, such as “a zero-emissions battery-powered switcher locomotive” or “development of an all-electric mining fleet for the world’s first zero-emissions mine in Canada,” steps which will be important, but the impact of which are not measured in relations to the Company’s full emissions. By failing to disclose current Scope 3 emissions and establishing targets to reduce Scope 3 product emissions, any progress Caterpillar makes cannot be quantified.

Investors are disappointed with the following response from the Company: “While Caterpillar reports progress annually against our Scope 1 and 2 GHG reduction goals noted above, we have not yet publicly reported or set a reduction goal that encompasses Scope 3 GHG emissions. In response to this proposal, Caterpillar’s annual Sustainability Report published in 2023 will report whether Caterpillar intends to set the specific type of goal requested or provide our rationale for not doing so at this time.” Given last year’s 48% vote in support of a similar proposal and continued engagement from its CA100+ working group, the Company has known for some time the importance shareholders place on setting Paris aligned 1.5°C goals that encompass Scope 1-3 emissions. By avoiding addressing its full climate risk again for another year and a half or more, Caterpillar is actively neglecting investors’ clear concerns. When GE supported a similar proposal last year, it quickly followed through by incorporating Scope 3 product emissions into its net zero target soon after. Caterpillar has failed to act on last year’s near majority vote.

Caterpillar states that it is difficult to set Scope 3 GHG emission reduction goals, due to “various factors that are fluid and difficult to predict.” While Scope 3 measurements may be imperfect currently, it is clear that such emissions are sizable and inflate Caterpillar’s climate risk. The refinement of measurement methodologies and data collection for Scope 3 emissions can occur simultaneously with Caterpillar’s efforts to reduce them – these are not mutually exclusive actions. Further, while the rate of decarbonization on a yearly basis cannot be pinpointed with exactness, the direction of change is clear. Setting Scope 1-3 targets will drive action by Caterpillar to begin reducing emissions across its product lines, ensuring that it the Company is transitioning in line with the global economy. As seen in commitments by peers that include their Scope 3 emissions in emission reduction targets, Caterpillar is lagging on this climate action. Caterpillar must address its responsibility to reduce such emissions, or risk both reputational and regulatory risk.

By setting a net zero by 2050 target inclusive of Scope 1-3 emissions, Caterpillar will provide investors with confidence that it is working to reduce the full scope of emissions for which it is responsible and incorporating science-based targets into strategic decisions as it navigates the risks and opportunities of the global transition toward net zero emissions.

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2022 Proxy Memo Caterpillar, Inc. | Paris Aligned Goals

CONCLUSION

Caterpillar has set no net zero emissions goal and only sets interim reduction targets for its Scope 1 and 2 emissions, ignoring its material Scope 3 emissions. Without measurable commitments and comprehensive disclosures from the Company, shareholders are unable to discern if Caterpillar’s climate plans are adequate to meet the goals of the global transition to a net zero economy. Proponents encourage a “Yes” Vote on this Shareholder Proposal seeking information on whether and how Caterpillar intends to align its climate goals with the Paris Agreement.

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For questions, please contact Daniel Stewart, As You Sow, dstewart@asyousow.org

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